Exhibit 99.2

Guardforce AI Co., Ltd N A SD A Q:G F A I VIRTUAL INVESTOR DAY 25 JANUARY 2022 SECURITY + AI A WORLD OF POSSIBILITIES PRESENTER TERENCE YAP CHAIRMAN

FORWARD LOOKING DISCLOSURES 2 This presentation contains forward - looking statements that are based on our management’s beliefs and assumptions and on information currently available to us . All statements other than statements of historical facts are forward - looking . These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward - looking statements . Forward - looking statements include, but are not limited to, statements about : our goals and strategies ; our future business development, financial condition and results of operations ; expected changes in our revenue, costs or expenditures ; growth of and competition trends in our industry ; our expectations regarding demand for, and market acceptance of, our products ; our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with ; our expectation regarding the use of proceeds from the offering ; fluctuations in general economic and business conditions in the markets in which we operate ; relevant government policies and regulations relating to our industry ; key personnel continuing their employment with us ; and the duration and impact of the COVID - 19 pandemic . In some cases, you can identify forward - looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology . These statements are only predictions . You should not place undue reliance on forward - looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results . Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in the registration statement that we have filed with the SEC . If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward - looking statements . No forward - looking statement is a guarantee of future performance . In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject . These statements are based upon information available to us as of the date on which the statements are made in this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information . These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward - looking statements in this presentation, whether as a result of new information, future events or otherwise . This presentation also contains estimates and other statistical data made by independent parties and by us relating to market - size and other data about our industry . This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates . In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk . Neither we nor our affiliates, advisors or representatives makes any representation as to the accuracy or completeness of that data or undertake to update such data after the date of this presentation .

KEY HIGHLIGHTS 2021/2022 3 MARGINAL COVID IMPACT FY2021 REVENUES EXPECTATION TO BE $33M TO $35M GROWTH OPPORTUNITIES FY2022 REVENUES EXPECTATIONS TO BE $55M TO $60M STRATEGIC REVENUE SHIFT FY2022 REVENUES FROM TECHNOLOGY RELATED SOLUTIONS EXPECTED TO BE $25.5M STRATEGIC RELOCATION RELOCATING CORPORATE HEADQUARTERS TO SINGAPORE

LEI WANG “OLIVIA” CHIEF EXECUTIVE OFFICER MORE THAN 15 YEARS IN SECURITY MORE THAN 17 YEARS IN AUDIT AND FINANCE. CPA, FACA CHUNG CHI NG “CYNTHIA” CHIEF FINANCIAL OFFICER MORE THAN 40 YEARS IN SE C U R I T Y . V P T H A I L A ND SECURITY ASSOCIATION KEE YUN KWAN “TOMMY” CHIEF OPERATING OFFICER MORE THAN 25 YEARS IN SECURITY AND TELECOMS. FHKIOD, FCMI(UK), AICD (AUS) 4 TERENCE YAP CHAIRMAN EXPERIENCED MANAGEMENT TEAM BOARD MEMBER BOARD MEMBER

JOHN FLETCHER CHAIR - COMPENSATION DON PANGBURN CHAIR - AUDIT Chief Operating Officer at Pluris Capital Group, Inc Registered broker/dealer and Chief Financial Officer at Rebus Capital Group, LLC Formerly served as the Managing Director at Maxim Capital Group, LLC Previously served as a Managing Director and co - head of Brean Capital, LLC 5 SEASONED BOARD OF DIRECTORS DAVID VICCARS CHAIR - NOMINATING

6 S o u r c e : 1. 2. 3. https:// www.grandviewresearch.com/blog/global - secure - logistics - market - size - analysis https:// www.mordorintelligence.com/industry - reports/service - robotics - market https:// www.mordorintelligence.com/industry - reports/asia - pacific - cyber - security - market SECURED LOGISTICS 109.25 USD billion by 2025 1 212.62 USD billion by 2026 2 CYBERSECURITY (ASIAPAC) 51.42 USD billion by 2026 ROBOTS AS A SERVICE (RaaS) 3 AN EVOLVING WORLD

Guardforce AI Co., Ltd. NASDAQ: GFAI Market Cap 1 $23.8M FY2020 Revenue 2 $37.6M FY2020 Adj. Net Profit 2,3 $4.7M Shares Outstanding 29.1M Float 6.0M Headquarters Singapore 1. As of January 21, 2022 2. As of December 31, 2020 3. Adj. Net Profit is not a measure prepared in accordance with IFRS. See “Non - IFRS Reconciliation” Page > 1800 7 DEDICATED PROFESSIONALS 3 MAJOR BUSINESS LINES 5 MARKETS AN INTEGRATED SECURITY SOLUTIONS PROVIDER DEVELOPING ARTIFICIAL INTELLIGENCE TO POWER SECURED LOGISTICS, ROBOTICS APPLICATIONS AND INFORMATION SECURITY CORPORATE OVERVIEW

OUR JOURNEY

GFAI

40

YEARS OF PROFESSIONAL SERVICES

SINGAPORE HEADQUARTERS

Nasdaq

NASDAQ UPLIST

securicor

SECURICOR THAILAND ESTABLISHED

1982

G4S

RENAMED G4S CASH SOLUTIONS (THAILAND)

2005

Guardforce

RENAMED GUARDFORCE CASH SOLUTIONS (THAILAND)

2016

GFAI

WHOLLY OWNED SUBSIDIARY OF GUARDFORCE AI CO. LTD

2018



LAUNCHED T1 IN ASIA PACIFIC

2020

handshake|networking

MAJORITY ACQUISTION OF HANDSHAKE

2021

8

OFFERING END - TO - END CASH SOLUTIONS COMPREHENSIVE END - TO - END CASH MANAGEMENT SOLUTION SUPPORTING BANKS, GOVERNMENT ORGANIZATIONS, MULTINATIONALS, BLUE CHIP COMPANIES, SME, RETAILERS AND MORE Trusted partner in Thailand One - stop Cash Management Solution includes processing, verifying and banking Proven capabilities supported by unrivalled teams with extensive experience and excellent service track record Expanding leadership position throughout Thailand via 21 branches and a fleet of 478 secured vehicles 1 – SECURED LOGISTIC 9

BRINGING CONVENIENCE AND VALUE TO OUR CLIENTS REMOTE MANAGEMENT OF ROBOTS BY AN INTELLIGENT CLOUD PLATFORM (ICP) FOR DEPLOYMENT TO MEDICAL INSTITUTIONS, OFFICE BUILDINGS, BUSINESSES, CAMPUSES, RESIDENTIAL COMMUNITIES AND MORE Contact free temperature reading Access control management Public announcement and advertising management control Environment data collection for big data analysis Integration of IoT devices (incident response, etc) 2 – ROBOTICS AS A SERVICE (RaaS) 10

2 – RaaS + INTELLIGENT CLOUD PLATFORM (ICP) 11 ANALYZE, MANAGE, MONITOR, REMOTELY AN INTELLIGENT ONLINE ROBOTICS MANAGEMENT PLATFORM THAT WILL ALLOW GUARDFORCE AI TO REMOTELY MANAGE AND MONITOR ROBOTS DEPLOYED . FACILIATES AI DEVELOPMENT AND DATA ANALYTICS Data Analysis Open platform to facilitate future development of applications and features New revenue generating opportunities (advertising, rostering, employee management, security applications, etc)

3 – INFORMATION SECURITY

GFAI

EXPANDING OUR SPECTRUM OF PROTECTION

PREMIER INFORMATION SECURITY CONSULTANTS PROVIDING NETWORK SECURITY TO MULTINATIONAL CORPORATIONS IN HONG KONG AND AROUND THE WORLD

handshake|networking

- EXTERNAL & INTERNAL PENETRATION TEST
- WIRELESS NETWORK TEST
- WEB APPLICATION TEST
- HOSPITALITY TEST
- PCI SERVICES
- FORENSIC SERVICES
- CYBERSECURITY TRAINING SERVICES
- SECURITY CONSULTANCY SERVICES



12

MAINTAIN BEST IN CLASS NEW & I N N OV A T I V E SERVICES EXPAND I N T E R N A T IO NA L PRESENCE ACQUI RE / P ART N E R TO ENHANCE TECHNOLOGY AI VALUE ADD SE R V I C E S V I A RaaS RAPIDLY ACCELERATING AND SCALING UP GROWTH STRATEGIES 13

HONG KONG THAILAND SINGAPORE MALAYSIA MACAU HEADQUARTER MOVE TO SINGAPORE 14 INCREASED MARKET PRESENCE CONTINUE EXPANSION IN 2022 EXPANDING OUR REACH

SELECT FINANCIALS REVENUES ($M) 38.6 37.3 37.6 GROSS MARGINS 15.6% 34.4 11.9% 14.0% 16.7% 2017 2018 2019 2020 2017 2018 2019 2020 REVENUE 34.4M 37.3M 38.6M 37.6M GROSS MARGINS 14.0% 15.6% 11.9% 16.7% A D J N ET INCO M E 4.2M 3.4M 6.3M 4.7M CASHFLOWS FROM OPS 3.5M 4.2M 5.0M 4.9M ALL FIGURES IN USD 15

SELECT FINANCIALS – 1H 2021 REVENUES ($M) 1 H 2020 1 H 2021 REVEN U E 18.7M 18.4M G R O S S M A R GINS 17.0% 11.0% AD J N E T I NCO M E 1.4M 1.5M CASHFLOWS FROM OPS 0.9M 2.0M ALL FIGURES IN USD 18.7 16 18.4 1 H 2020 1 H 2021 17.0% 11.0% GROSS MARGINS

OUTLOOK 17 1. M A I N T A I N M O M E N T UM O F REVEN U E G R O W T H T R A JE C T O RY ( V I A O R G AN I C & INORGANIC) 2. CONTINUE TO DRIVE SHIFT OF REVENUE MIX TO TECHNOLOGY FOCUS (ROBOTICS, CYBERSECURITY, ETC) 3. CONTINUE EXPANSION TO KEY STRATEGIC MARKETS WITHIN ASIA PACIFIC AND US

EXPECTATIONS : 2021 / 2022 FY2021 FY2022 GROWTH REVENUES $33.0M - $35.0M $55.0M - $60.0M 66.7% - 71.4% ORGANIC VS I N O R G AN IC $33.4M vs $0.5M (98.6% vs 1.4%) $36.5M vs $21.0M (66.0% vs 36.0%) REVENUE MIX (Cash vs Non - cash) $32.3M vs $0.8M (97.6% vs 2.4%) $32M vs $25.5 (56.0% vs 44.0%) o FY2022 Revenue growth largely driven by acquisitions. o “Cash” = Revenues generated from businesses related to cash management services o “Non - cash”= Revenues generated from businesses related to services such as Robotics, Information Security and others $33.0M - $35.0M $55.0M - $60M REVENUES 2021 (F) 2022 (F) 97.6% 2.4% 56.0% 44.0% REVENUE MIX 2021 (F) 2022 (F) CASH NON - CASH 18

1. 40 YEARS OF SERVICE EXCELLENCE 2. ROBOTICS, AI, INFORMATION SECURITY 3. MAJORITY RECURRING REVENUES 4. REVENUE GROWTH OPPORTUNITIES 5. MEANINGFUL SHIFT OF REVENUE MIX TO TECH FOCUS 6. SEASONED MANAGEMENT AND BOARD R I G H T TEAM R I G H T TIME RIGHT PL A C E RIGHT F O CU S HIGHLIGHTS 19

CONTACT SECURITY + AI A WORLD OF POSSIBILITIES COMPANY INVESTOR RELATIONS TERENCE YAP SHANNON DEVINE EMAIL : Terence.yap@guardforceai.com EMAIL : gfai@mzgroup.us PHONE : (+1) 203 - 741 - 8811 MEDIA RELATIONS PATRICK YU EMAIL : patrick.yu@fleishman.com PHONE : (+852) 2586 - 7877 N A SD A Q:G F A I

The table below is a reconciliation between IFRS and non - IFRS financial data for adjusted EBITDA and adjusted net income that have not been calculated in accordance with International Financial Reporting Standards, or IFRS . Adjusted EBITDA excludes, where applicable, from the calculation of net income, financing costs, income taxes and depreciation and amortization . Adjusted net - income excludes the effect, where applicable, finance costs, income taxes, depreciation and amortization expense, the write off of a long - term loan to a related party, allowance for withholding tax receivables, write off of withholding tax receivables and others as described in the reconciliation below . Management believes that these excluded items are not reflective of our underlying performance . Management uses these non - IFRS financial measures to evaluate our ongoing operating performance and compare it against prior periods, make operating decisions, forecast future periods, evaluate potential acquisitions, compare our operating performance against peer companies and assess certain compensation programs . The exclusion of these and other similar items from our non - IFRS financial results should not be interpreted as implying that these items are non - recurring, infrequent or unusual . These non - IFRS measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS . Investors are cautioned against placing undue reliance on the non - IFRS financial measure and are urged to review and consider carefully the adjustments made by management to the most directly comparable IFRS information . Non - IFRS financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating our operating performance or ongoing business performance . Further, non - IFRS financial measures may have limited value for purposes of drawing comparisons between companies because different companies may calculate similarly titled non - IFRS financial measures in different ways because non - IFRS measures are not based on any comprehensive set of accounting rules or principles . 2020 2019 Net (loss) profit - IFRS (3,142,255) 60,077 Finance costs 898,748 886,465 Income taxes 242,837 88,473 Depreciation and amortization expense 4,979,274 5,246,912 EBITDA 2,978,604 6,281,927 Allowance for withholding tax receivables 1,012,543 - Written off for withholding tax receivables 710,219 - Adjusted net income (Non - IFRS) 4,701,366 6,281,927 Additional information and management’s assessment regarding why certain items are excluded from our Non - IFRS measures are summarized below: For the years ended December 31 (USD) Finance costs – includes amounts associated with the bank borrowings, loans from related parties, interest expense arising from the finance lease and operating lease liabilities . Finance costs depends on our financing structure, which is a function of how much debt we use to finance our operations . We believe these amounts are not correlated to future business operations and including such charges does not reflect our ongoing operations . Income taxes – are determined by location and do not indicate the profitability or viability of our business . Depreciation and amortization Expense – are related to acquired tangible and intangible assets which are depreciated and amortized over the expected useful lives . The expense is not considered by management in making operating decisions, and the expense is non - cash in nature . Allowance for withholding tax receivables – was made for the first time during 2020 . We determined the allowance based on the recent historical collection experience and economic conditions . We believe these charges are not correlated to future business operations and including such charges does not reflect our ongoing operations . In addition, such allowance can vary each year and make comparisons less reliable . Write off of withholding tax receivables – represents the difference between the withholding tax receivable recorded and the actual refund received from the Thai Revenue Department . The write off is one - time in nature which is partially outside of our control and it is difficult to predict the timing and amount of refund will be received . This write off is unrelated to our continuing operating performance . The amount is not considered by management in making operating decisions and we believe the exclusion of this item is useful in providing management a basis to evaluate ongoing operating activities and strategic decision making . 21 NON - IFRS RECONCILATION